Exhibit 8.1

Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile:		direct dial number
(212) 818-8881

August 8, 2014

Quartet Merger Corp.

777 Third Avenue, 37th Floor

New York, NY 10017

Re:	Merger into Quartet Holdco Ltd.

Dear Sirs:

We have acted as counsel to Quartet Merger Corp. (“Quartet”), a corporation organized under the laws of the state of Delaware, in connection with its proposed merger into Quartet Holdco Ltd. (“Holdco”), a Bermuda exempted company. You have requested our opinion in connection with the federal income tax consequences of the proposed merger into Holdco on the securityholders of Quartet.

In rendering this opinion, we have examined the Registration Statement filed with the Securities and Exchange Commission on May 13, 2014, File No. 333-195190, as amended (the “Registration Statement”), and the Agreement of Merger and Plan of Reorganization by and among Quartet, Holdco, Quartet Merger Sub, Ltd., Holdco’s wholly-owned subsidiary, Pangaea Logistics Solutions Ltd. (“Pangaea”) and the securityholders of Pangaea (“Merger Agreement”). For purposes of this opinion we have assumed and relied upon the truth and accuracy of the facts as set forth in the aforesaid documents.

The opinions set forth in the Registration Statement pertaining to the federal income tax consequences (i) of the proposed merger of Quartet into Holdco on the securityholders of Quartet in the Registration Statement under the heading “Material Federal Income Tax Consequences of the Mergers to Quartet and Its Securityholders” and (ii) to the United States Holders (as defined in the Registration Statement), of Holdco common shares following consummation of the business combination under the heading “Business of Pangaea – Tax Considerations - United States Federal Income Tax Considerations” (other than the tax consequences set forth under the heading “Business of Pangaea - Tax Considerations - Passive Foreign Investment Company Status and Significant Tax Consequences”), to the extent they contain statements of federal income tax law or legal conclusions with respect thereto, constitute our opinions regarding the material federal income tax consequences of the Mergers described in the Registration Statement to the securityholders of Quartet and Holdco.

Quartet Merger Corp.
August 8, 2014

The opinions set forth above are limited in all respects to the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, and related administrative pronouncements and judicial precedents, and we note that such opinions are not binding on the Internal Revenue Service or courts, any of which could take a contrary position.

The opinions expressed herein are based upon facts covered by our opinion and the above-referenced laws and authorities, each as in existence on this date. Such laws and authorities may be repealed, revoked, or modified at any time, and any such change may have retroactive effect. We assume no obligation to update or supplement such opinions to reflect any change or developments in the application or interpretation of any such laws or authorities that may occur, or any fact or circumstance that may come to our attention, after the date of this letter.

We consent to the references to our firm under the captions set forth above in the Registration Statement and to the filing of this opinion as Exhibit 8.1 to the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Graubard Miller